UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 9, 2018

GOVERNMENT PROPERTIES INCOME TRUST

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-34364	26-4273474
(Commission File Number)	(IRS Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts	02458-1634
(Address of Principal Executive Offices)	(Zip Code)

617-219-1440

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

In this Current Report on Form 8-K, the term “the Company” refers to Government Properties Income Trust.

Item 2.01.  Completion of Acquisition or Disposition of Assets.

On October 9, 2018, the Company completed the sale of the 24,918,421 common shares of beneficial interest of Select Income REIT, or SIR, that the Company then owned for approximately $434.7 million of net proceeds (after deducting estimated offering expenses and underwriters’ discounts) in an underwritten public offering, or the Offering, pursuant to an underwriting agreement, or the Underwriting Agreement, described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2018, or the October 5 Form 8-K.  The foregoing description of the Underwriting Agreement is not complete and is subject to and qualified in its entirety by reference to the copy of the Underwriting Agreement attached as Exhibit 1.1 to the October 5 Form 8-K, which is incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits.

(b)           Pro Forma Financial Information.

As previously reported, on September 14, 2018, the Company and its wholly owned subsidiary, GOV MS REIT, a Maryland real estate investment trust, or Merger Sub, and SIR entered into an Agreement and Plan of Merger, or the Merger Agreement, pursuant to which, on the terms and subject to the satisfaction or waiver of the conditions thereof, SIR has agreed to merge with and into Merger Sub, with Merger Sub as the surviving entity in the merger, or the Merger.

The completion of the Offering was one of the conditions to the completion of the Merger.  The pro forma financial information filed with this Current Report on Form 8-K updates the pro forma financial information related to the Merger that was previously filed by the Company in its Current Report on Form 8-K filed on October 2, 2018, or the October 2 Form 8-K, to give effect to the completion of the Offering, as well as changes in the market prices of the Company’s and SIR’s common shares of beneficial interest since the filing of the October 2 Form 8-K.

The Company’s updated unaudited pro forma condensed consolidated balance sheet as of June 30, 2018 and the Company’s updated unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2017 and the six months ended June 30, 2018 and the notes related thereto are filed as Exhibit 99.1 to this Current Report on Form 8-K. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the Company’s expected financial position or results of operations for any future period. Differences could result from numerous factors, including future changes in the Company’s and SIR’s portfolio of investments, the Company’s and SIR’s capital structure, the Company’s and SIR’s property level operating expenses and revenues, including rents expected to be received on the Company’s and SIR’s existing leases or leases the Company or SIR may enter into during the remainder of 2018 and thereafter, changes in interest rates and other reasons. Actual future results are likely to be different from amounts presented in the unaudited pro forma condensed consolidated financial statements and such differences could be significant.

Additional Information about the Merger and other Transactions and Where to Find It

In connection with the Merger and the other transactions contemplated by the Merger Agreement, or the Transactions, the Company has filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4, or the Form S-4, containing a preliminary joint proxy statement/prospectus and other documents with respect to the Merger and the other Transactions with respect to both the Company and SIR. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

After the registration statement for the Merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the Company’s and SIR’s shareholders. Investors will be able to obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the Company’s filings with the SEC from its website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

Participants in the Solicitation Relating to the Merger and other Transactions

The Company, its Trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from the Company’s shareholders in respect of the approval of the issuance of the Company’s common shares of beneficial interest in the Merger and from SIR’s shareholders in respect of the approval of the Merger and the other transactions contemplated by the Merger Agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s and SIR’s shareholders in connection with the Merger and the other Transactions is set forth in the preliminary joint proxy statement/prospectus for the Merger filed, and the definitive joint proxy statement/prospectus for the Merger to be filed, with the SEC.  You can find information about the Company’s Trustees and executive officers in the Company’s definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from the Company or SIR, as applicable, using the sources indicated above.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS CURRENT REPORT ON FORM 8-K CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, IT IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE COMPANY’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

•                  THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY THE COMPANY’S AND SIR’S SHAREHOLDERS. THE COMPANY CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS MAY CHANGE.

•                  AS NOTED ABOVE, THE MERGER WILL REQUIRE APPROVAL OF SIR’S SHAREHOLDERS AND THE ISSUANCE OF THE COMPANY’S COMMON SHARES OF BENEFICIAL INTEREST IN THE MERGER WILL REQUIRE APPROVAL OF THE COMPANY’S SHAREHOLDERS. SUCH APPROVALS WILL BE SOLICITED BY A JOINT PROXY STATEMENT/PROSPECTUS, A PRELIMINARY VERSION OF WHICH WAS INCLUDED AS PART OF THE FORM S-4. THE FORM S-4 MUST BE DECLARED EFFECTIVE BY THE SEC BEFORE THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAN BE MAILED TO THE COMPANY’S SHAREHOLDERS AND SIR’S SHAREHOLDERS. THE AMOUNT OF TIME IT TAKES FOR THE

SEC TO DECLARE THE FORM S-4 EFFECTIVE IS BEYOND THE COMPANY’S AND SIR’S CONTROL. ACCORDINGLY, THE COMPANY CANNOT BE SURE THAT THE MERGER AND THE OTHER TRANSACTIONS WILL BE CONSUMMATED WITHIN A SPECIFIED TIME PERIOD OR AT ALL OR THAT THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS WILL NOT CHANGE.

THE INFORMATION CONTAINED IN THE COMPANY’S FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN THE FORM S-4 AND IN THE COMPANY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2017, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY ITS FORWARD LOOKING STATEMENTS. THE COMPANY’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, THE COMPANY DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

(d)           Exhibits.

99.1

Unaudited pro forma condensed consolidated financial statements of the Company for the year ended December 31, 2017 and the six months ended June 30, 2018 and the notes related thereto. (Filed herewith.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ Mark L. Kleifges
Name:	Mark L. Kleifges
Title:	Chief Financial Officer and Treasurer

Dated:  October 12, 2018